

CM   3/30



06008761

OMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2006

SEC FILE NUMBER
8- 32974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05_____ AND ENDING___12/31/05_____

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Don Alexander Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

  1301 W. 22nd Street, Suite 713

(No. and Street)

  Oak Brook,   Illinois   60521

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Donald Z. Alexander   (630) 954-2911

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Dooley, Bradford R., CPA

                           (Name – if individual, state last, first, middle name)

  220 S. State Street, Suite 1910   Chicago,   Illinois   60604

      (Address)   (City)   (State)   (Zip Code)

PROCESSED

JUN 07 2006

THOMSON
FINANCIAL

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Donald Z. Alexander_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Don Alexander Investments, Inc._____ , as of _____December 31_____ , 20__05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____   _Donald Z. Alexander_
                                                          Signature

Sworn and subscribed to me on the
30th day of January, 2006.   _President_____
                                                          Title

_Erica Tebo_____
    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DON ALEXANDER INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Don Alexander Investments, Inc.
Oak Brook, IL 60521

I have audited the accompanying statement of financial condition of Don Alexander Investments, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Don Alexander Investments, Inc as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
January 30, 2006

DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash in bank	$ 2,929
Money market investment	40,695
Securities owned, at market value	112,864
Receivable from broker/dealers	39,117
Other assets	3,177
Total assets	$ 198,782

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 29,846
Total liabilities	29,846

Stockholders' Equity

Common stock, voting no par value; authorized 500 shares; issued and outstanding 50 shares	$ 5,000	
Common stock, non-voting, no par value; authorized 1,500 shares; issued and outstanding 10 shares	1,000	
Additional paid-in capital	21,228	
Retained earnings	141,708	
Total stockholders' equity		168,936
Total liabilities and stockholders' equity		$ 198,782

The accompanying notes to the financial statements are an integral part of this statement.

(1)   **Significant Accounting Policies**

The Company was incorporated in Delaware on August 7, 1984. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began approximately January 28, 1985.

The preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Security transactions are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the accelerated and straight line depreciation methods.   ·

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original useful lives of assets are capitalized.

Statement of cash flows – In November, 1987, Statement of Financial Accounting Standards No. 95 (SFAS No. 95) was issued which requires a statement of cash flows in place of a statement of changes in financial position.

The Company's policy is to include cash on hand, amounts due from banks and short term investments in reporting cash flows.

(2)   **Net Capital Requirement**

· The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms a re defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had adjusted net capital and net capital requirements of $134,655 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

(3)   **Lease Commitments**

Rent expense for the year ended was $21,077.

The Company has entered into a lease for its office premises. The future minimum annual rental payments required under operating leases that have an initial or remaining noncancellable lease term, as of December 31, 2005, are as follows:

2006	$ 20,501
2007	10,353
Thereafter	-0-
Total	$ 30,854

The Company may be obligated for additional amounts based upon increases in operating costs and real estate taxes over the term of this lease.

(4)   **S Corporation**

Effective April 1, 1985, the Company elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

(5)   **Profit Sharing Plan**

The Company has a profit sharing plan covering all full-time employees who have one year of service and are age 21 or older. Contributions to the profit sharing plan are determined each year by the Board of Directors.

Contributions to the profit sharing plan were $38,365 for the year ended December 31, 2005. The accrued contribution for the year ended December 31, 2005 was $15,346.